UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras reports on the appointment of Member of the Board of Directors

Rio de Janeiro, July 15, 2019—Petróleo Brasileiro S.A.—Petrobras reports that its Board of Directors approved the appointment of Mr. Walter Mendes de Oliveira Filho for the position of member of the company’s Board of Directors. The election of Mr. Walter Mendes will be submitted to the next General Shareholders’ Meeting of Petrobras, called for August 09, 2019.

Mr. Walter Mendes de Oliveira Filho holds a degree in Economics from USP and post-graduation degree from PUC-SP, with most of his professional career in positions related to investment management, such as: Head of Investment Research at Unibanco; Head of Schroder Investment Management Brazil and Latin America Executive Officer at Schroder Investment Management Plc.; Equities Superintendent at Banco ltaú; Managing Partner of Cultinvest Asset Management and Executive Officer of the Acquisitions and Mergers Committee. In 2016, he was appointed CEO of Petros—Fundação Petrobras de Seguridade Social and in 2018 he took over his current position as chairman of Funcesp—Fundação CESP. He was a Member of the Board of Directors of Petrobras, elected by the minority shareholders, where he headed the Statutory Audit Committee. He also held the position of Member of the Board of Directors at ltausa, lnvepar and Santa Helena. He was CEO at AMEC—Capital Market Investors Association, where he currently chairs the Deliberative Board. He was Chairman of APIMEC Investment Analysts Supervisory Committee. He is currently member of the Board of the Acquisitions and Mergers Committee and of the Deliberative Board of ABRAPP—Brazilian Association of Closed Entities of Complementary Pension Plans.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2019.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer